Exhibit 99.2

2026 YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Vote by Internet – QUICK EASY Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on July 23, 2026. INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting – If you plan to attend the virtual online extraordinary general meeting, you will need your 12-digit control number to vote electronically at the extraordinary general meeting. To attend the extraordinary general meeting, visit: https:// www.cstproxy.com/bluegoldmine/sm2026 PROXY THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS. Please mark your votes like this X 1. As an ordinary resolution, the Company be authorized to effect a reverse stock split by consolidating all of the Company’s authorized shares (including all authorized Class A ordinary shares of par value US$0.0001 each and all authorized preferred shares of par value US$0.0001 each) at a consolidation ratio of not less than one-fortwo (1:2) and not more than one-for-two hundred (1:200), with the Company’s Board of Directors authorized to determine the final ratio and to implement such reverse stock split in their sole discretion at any time prior to the first anniversary of the Extraordinary Meeting (the “Reverse Stock Split”). FOR AGAINST ABSTAIN 2. As a special resolution, and conditional upon and effective upon the implementation of the Reverse Stock Split, the Company’s Memorandum and Articles of Association be amended and restated to reflect the Reverse Stock Split, including to reflect the corresponding increase in the par value of each authorized share and the proportionate reduction in the number of authorized shares of the Company resulting from the Reverse Stock Split, substantially in the form set forth in Appendix A to the proxy statement, with the Company’s Board of Directors authorized to make such changes as may be necessary or appropriate to reflect the final consolidation ratio determined by the Board of Directors. FOR AGAINST ABSTAIN CONTROL NUMBER Signature Signature, if held jointly Date 2026. Note: Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

2026 Important Notice Regarding the Internet Availability of Proxy Materials for the Extraordinary General Meeting of Shareholders to be held on July 24, 2026. To view the 2026 Extraordinary General Meeting Proxy Statement, and to Attend the Extraordinary General Meeting, please go to: https://www.cstproxy.com/bluegoldmine/sm2026 PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned appoints and , and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the Class A ordinary shares of Blue Gold Limited held of record by the undersigned at the close of business on July 7, 2026, at the Extraordinary General Meeting of Shareholders of Blue Gold Limited to be held on July 24, 2026, or at any adjournment thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSAL 1 AND PROPOSAL 2, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. (Continued and to be marked, dated and signed on the other side)